Turbo Energy, S.A.

Street Isabel la Católica, 8, Door 51,

Valencia, Spain 46004

July 11, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Eiko Yaoita Pyles

Anne McConnell

Sarah Sidwell

Erin Purnell

Re:	Turbo Energy, S.A.

Amendment No. 2 to Draft Registration Statement on Form F-1

Submitted May 25, 2023

CIK No. 0001963439

Ladies and Gentlemen:

We hereby submit the responses of Turbo Energy, S.A. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 2, 2023, providing the Staff’s comments with respect to the Company’s Amendment No. 2 to Draft Registration Statement on Form F-1 confidentially submitted on May 25, 2023. Concurrently with the submission of this letter, the Company is submitting the Registration Statement (the “Registration Statement”) on Form F-1 together with certain exhibits via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Draft Registration Statement on Form F-1 submitted May 25, 2023

Related Party Transactions, page 67

1.	Item 7.B. of Form 20-F requires that you include information since the beginning of the company’s preceding three financial years up to the date of the document. Please revise.

RESPONSE: In response to the Staff’s comments, we have revised the related party transactions disclosure on page 68 to include information since the beginning of the company’s preceding three financial years up to the date of the document.

Consolidated Financial Statements

Note 12 - Share Capital, page F-20

2.	We note in February 2023 the Company approved a forward stock split on a 20-for-1 basis that increased your issued and outstanding share capital from 2,504,285 ordinary shares to 50,085,700 ordinary shares. We also note during December 2022 you issued 50,000,000 shares (2,500,000 shares on a pre-stock split basis) of common stock for proceeds of €2,500,000, to your parent company, who is also your sole shareholder. Given the impact of the share issuance during December 2022 and the forward stock split in February 2023 relative to the Company’s historical capitalization, neither of which impacted the ownership of the Company, please explain to us how and why you determined it would not be more appropriate to also retro-actively reflect the share issuance that occurred during December 2022 in determining the number of shares outstanding used to calculate earnings per share during each period presented, similar to the treatment of the forward stock split. Please specifically address your consideration of paragraphs 21, 26, 28, and 64 of IAS 33. In this regard, it appears the December share issuance may lack substance and the current earnings per share disclosures are not indicative of the actual capitalization of the Company going forward.

RESPONSE: In response to the Staff’s comments, we have included a restatement of the financial statements to disclose an adjustment on weighted average of issued and outstanding ordinary shares due to forward stock split of issued and outstanding ordinary shares on a 20-for-1 basis effective in February 2023.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +34 961 196 250 or Louis Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

TURBO ENERGY, S.A.

By:	/s/ Enrique Selva Bellvis
Name:	Enrique Selva Bellvis
Title:	Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq., Bevilacqua PLLC